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                              December 7, 2021

       Stuart Rothstein
       Chief Executive Officer, Apollo Commercial Real Estate Finance Apollo Realty Income Solutions, Inc.
       c/o Apollo Global Management, Inc.
       9 West 57th Street, 43rd Floor
       New York, New York 10019

                                                        Re: Apollo Realty
Income Solutions, Inc.
                                                            Amendment to Draft
Registration Statement on Form S-11
                                                            Submitted November
23, 2021
                                                            CIK No. 0001882850

       Dear Mr. Rothstein :

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 27, 2021 letter.

       Amendment No. 1 to draft registration statement on Form S-11

       Cover page

   1. We note your response to prior comment 1. Please further revise your disclosures to indicate that you are
not required by your charter or otherwise to provide liquidity to stockholders.
               You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
       if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.
 Stuart Rothstein
Apollo Realty Income Solutions, Inc.
December 7, 2021
Page 2




                                                    Sincerely,
FirstName LastNameStuart Rothstein
                                                    Division of Corporation
Finance
Comapany NameApollo Realty Income Solutions, Inc.
                                                    Office of Real Estate &
Construction
December 7, 2021 Page 2
cc:       Jason D. Myers, Esq.
FirstName LastName